SECU[RITIES AND EXCHANGE COMMI]SSION

06001847

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 31 2006
WASH, D.C. 213

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2/8/06 SS

SEC FILE NUMBER
8-40892

AB 2/27/06

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the

Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING December 1, 2004 AND ENDING November 30, 2005
MM/DD/YY MM/DD/YR

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MDNH Partners, L.P.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Bush Street, Suite 650

(No. and Street)

San Francisco	**CA**	**94104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Herbert C. Kurlan **(415) 293-3897**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

PROCESSED
MAR 13 2006
THOMSON FINANCIAL

The Landmark @ One Market, 6th Floor	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Herbert C. Kurlan**, swear (or affirm) that, to the best of my knowledge and belief the accompany financial statements and supporting schedules pertain to the firm of **MDNH PARTNERS, L.P.**, as of November 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

Herbert Kurlan
Signature

President - G.P.
Title

Subscribed and sworn to before me
this 30 day of JAN 2006

Natasha Yankoffski
Notary Public

NATASHA YANKOFFSKI
Commission # 1628641
Notary Public - California
San Francisco County
My Comm. Expires Dec 10, 2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control required by SEC Rule 17a-5
- ☒ (p) Independent auditor's report on internal control required by SEC Rule 17a-5 for a Broker-Dealer claiming exemption from SEC Rule 15c3-3

- *** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MDNH PARTNERS, L.P.

STATEMENT OF FINANCIAL CONDITION

November 30, 2005

Harb, Levy & Weiland LLP
ACCOUNTANTS CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Partners
MDNH Partners, L.P.

We have audited the accompanying statement of financial condition of MDNH Partners, L.P., including the condensed schedule of investments, as of November 30, 2005. This financial statement is the responsibility of management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by the general partner, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of MDNH Partners, L.P. as of November 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Harb, Levy & Weiland LLP

San Francisco, California
January 28, 2006

Member of NEXIA International, A Worldwide Association of Independent Accounting Firms
The Landmark @ One Market, Sixth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com www.hlwcpa.com

Assets	
Cash	$ 183,736
Receivable from brokers	479,012
Securities owned, at fair value ($5,744,487 pledged)	7,342,555
Unrealized gains on futures, net	23,984
Other assets	175,370
Total assets	$ 8,204,657
Liabilities and Partners' Capital	
Liabilities	
Securities sold short, at fair value	$ 1,176,043
Due to limited partners	1,555,066
Due to affiliate	372,774
Accounts payable and accrued expenses	42,243
Total liabilities	3,146,126
Partners' capital	5,058,531
Total liabilities and partners' capital	$ 8,204,657

See Accompanying Notes to Statement of Financial Condition

Securities owned (145% of partners' capital)	
Common stocks	
United States (87% of partners' capital)	
Technology	
Communication Intelligence Corp. (2,305,000 shares)	$ 1,106,523
Others	267,393
Total technology	1,373,916
Petroleum and basic materials	
Exxon Mobil Corporation (10,000 shares)	580,300
Others	692,836
Total petroleum and basic materials	1,273,136
Financial	661,019
Others	1,105,922
Total United States	4,413,993
Canada (9% of partners' capital)	
Metals - Great Basin Gold Ltd. (458,900 shares)	440,544
Other countries (9% of partners' capital)	442,408
Total common stocks (104% of partners' capital)	5,296,945
Options - United States (12% of partners' capital)	
Finance	177,590
Technology	70,853
Others	380,794
Total options	629,237
Bonds - United States (6% of partners' capital)	
Airlines and utilities	265,003
Investments in other partnerships (23% of partners' capital)	1,151,370
Total securities owned	$ 7,342,555

continues on next page

See Accompanying Notes to Financial Statements

Securities sold short (23% of partners' capital)		
Common stock (17% of partners' capital)		
Technology	$	309,165
Utilities		104,664
Services		221,110
Others		229,966
Total common stock		864,905
Options (6% of partners' capital)		311,138
Total securities sold short	$	1,176,043
Futures (0.5% of partners' capital)		
Receivable on open contracts	$	39,499
Payable on open contracts		(15,515)
Total futures	$	23,984

See Accompanying Notes to Financial Statements

1. *Nature of Operations and Significant Accounting Policies*

Nature of Operations: MDNH Partners, L.P. (the Partnership) is a broker-dealer registered under the Securities Exchange Act of 1934 and act as market makers on exchanges located in San Francisco, Chicago, and New York. The Partnership also invests in limited partnerships and limited liability companies. MDNH Trading Corporation serves as the General Partner. The partnership agreement provides, among other things, that the Partnership shall dissolve no later than December 31, 2019.

During the year, the Partnership sold its majority held subsidiary.

The Partnership clears all securities and derivatives transactions through other clearing brokers. Consistent with common business practice, the Partnership's primary clearing broker provides certain services at no cost.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash: Cash consists of demand deposits with a commercial bank which at times may exceed the limits of insurance coverage and money market deposits with a broker that are not federally insured. The Partnership has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on cash.

Securities transactions: Securities owned and securities sold short are recorded on a trade date basis. Securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales prices on the day of valuation; other securities traded in the over-the-counter market and listed securities for which no sales were reported on that date are stated at the latest quoted bid prices, except for short positions, for which the last quoted ask prices are used. Option contracts are stated at the average of "last bid and ask" prices available.

Securities not readily marketable consist of investments in limited partnerships and limited liability companies that are carried at estimated fair value based on market values of underlying investments or as determined in good faith by management in the absence of readily ascertainable market values. Because of the inherent uncertainty of valuation, management's estimate of values of these investments may differ significantly from the values that would have been used had a ready market existed for these investments.

1. *Nature of Operations and Significant Accounting Policies (continued)*

Translation of foreign currencies: Assets and liabilities denominated in foreign currencies are translated at year end exchange rates. Gains and losses from translation of assets, liabilities are recorded in income.

Income taxes: No provision has been made for income taxes because the taxable income of the Partnership is included in the income tax returns of the partners.

2. *Securities Owned and Sold Short*

Securities owned and sold short, at November 30, 2005 consist of:

	Securities Owned	Securities Sold Short
Equities	$ 5,296,945	$ 864,905
Equity options	629,237	311,138
Bonds	265,003	-
Investments in other partnerships	1,151,370	-
Total	$ 7,342,555	$ 1,176,043

At November 30, 2005, marketable securities of $5,744,487 and receivable from brokers of $479,012 were pledged as collateral for securities sold short and payable to broker.

At November 30, 2005, the partnership owned securities and investments in other partnerships that were not readily marketable and are valued in good faith by management at $1,333,065.

Securities not readily marketable at November 30, 2005 include investments in entities affiliated through common ownership valued by management at $350,000.

3. ***Partners' Capital***

The partnership agreement provides for two classes of limited partners. B Limited Partners are invested in the trading of an officer and major shareholder of the General Partner (the "Officer") and A Limited Partners are invested in the remainder of the Partnership's operations.

Profits and losses are allocated on a quarterly basis in accordance with the partnership agreement. Profits to A Limited Partners are first allocated to provide a cumulative preferred return, as defined, at an annual rate of 5 percent, and then 65 percent of profits thereafter, with the remaining 35 percent allocated to the General Partner. Profits to B Limited Partners are first allocated to provide a non-cumulative preferred return, as defined, at an annual rate of 5 percent, and then 50 percent of profits thereafter, with the remaining 50 percent allocated to the Officer. Allocable losses are allocated first to A and B Limited Partners and then to the General Partner. Accumulated prior losses, if any, allocated to the A and B Limited Partners, are recouped before profit allocation.

The partnership agreement provides, among other things, that the General Partner shall maintain a capital balance equal to at least $150,000, and in no event less than 1 percent of aggregate capital accounts of all partners, and is responsible for the day to day operations and management of the Partnership.

Limited partners may not withdraw capital from the Partnership within the first year of being a limited partner and without prior written notice, as provided in the partnership agreement, unless otherwise allowed by the General Partner.

Limited partners may contribute additional capital on the first business day of each fiscal quarter. Any contributions received prior to such date are considered capital contributions received in advance. Limited partners may also withdraw at the discretion of the General Partner some or all of their entire capital in $100,000 increments as of the close of business on the last business day of any calendar month upon giving 45 days written notice. Unpaid withdrawals are considered redemptions payable.

The General Partner is also an A Limited Partner of the Partnership. A Limited Partners' capital at November 30, 2005 includes $217,450 of equity of the General Partner.

4. *Employee Benefit Plan*

The Partnership maintains a qualified profit sharing and money purchase plan covering all eligible employees. Under the provisions of the plan, the Partnership may elect to make discretionary contributions to the plan.

5. *Commitments and Contingencies*

The Partnership terminated its office space sublease which was to expire in March 2007. At November 30, 2005, the Partnership had not signed a new lease but was scheduled to move to a new location in the first quarter of 2006.

6. *Financial Instruments with Off-Balance-Sheet Risk*

In connection with its proprietary market making and trading activities, the Partnership enters into transactions in a variety of securities and derivative financial instruments, primarily exchange-traded equity options, futures contracts, and options on futures contracts. Options held provide the Partnership with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Partnership to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. These derivative financial instruments may have market risk in excess of the amounts recorded in the statement of financial condition.

Market risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded.

7. *Financial Instruments with Off-Balance-Sheet Risk (continued)*

In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, decrease the Partnership's overall exposure to market risk. The Partnership attempts to manage its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

In addition, the Partnership has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Partnership has recorded these obligations in the statement of financial condition at November 30, 2005 at market values of the related securities and would incur a loss if the market value of the securities increases subsequent to November 30, 2005.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Partnership's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all such contracts in which the Partnership has a gain. Exchange-traded derivative financial instruments, such as options and futures, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

Concentration of credit risk: The Partnership clears all of its trades through various clearing brokers. In the event the Partnership's clearing brokers do not fulfill their obligations, the Partnership may be exposed to risk. The risk of default depends on the creditworthiness of these entities. The Partnership attempts to minimize this credit risk by monitoring the creditworthiness of these parties.

8. *Net Capital Requirements*

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At November 30, 2005, the Partnership had net capital of $2,087,408, which was $1,956,069 in excess of its required net capital of $131,339. The Partnership's aggregate indebtedness to net capital ratio was 0.94 to 1.